DATAMARK HOLDING, INC.

                     Subsidiaries of the Registrant

     The Company has three operating subsidiaries DataMark Systems, Inc., Datamark Media, Inc. and Datamark Printing, Inc. All are Nevada corporations and are wholly owned (directly or through Datamark Systems, Inc.) by the Company.